UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 20, 2025

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Blvd. Suite 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

The board of directors of 1st stREIT Office Inc. (the “Company”) declared a regular quarterly cash dividend of $0.03 per share of common stock of the Company (“Common Stock”) for the period from January 1, 2025 to March 31, 2025. The dividend will be payable on April 10, 2025 to stockholders of record as of the close of business on March 25, 2025. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 1.8% on an annualized basis calculated at the current rate at the new purchase price of $6.84 per share of Common Stock described below (1.2% annualized dividend assuming a $10.00 per share of Common Stock purchase price).

Establishment of Purchase Price

Effective April 1, 2025, the purchase price per share of Common Stock will be $6.84 per share based on the net asset value (“NAV”) per share of the Company as of December 31, 2024 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after March 31, 2025, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of December 31, 2024

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of December 31, 2024, NAV per share of Common Stock was $6.84. This NAV is effective until updated by the Company on June 30, 2025 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of December 31, 2024:

December 31, 2024(1)
Assets
Real estate:
Land	$8,059,754
Buildings and improvements	70,340,246
Total real estate, net, at fair value	78,400,000

Cash	3,235,292
Restricted cash	386,790
Rents and other receivables, net	258,951
Other assets, net	186,953
Total assets	$82,467,986

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$39,798,219
Accounts payable, accrued and other liabilities	3,143,715
Unearned tenant rents	262,826
Security and investor deposits	580,443
Due to affiliate	143,280
Total liabilities	43,928,483

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,885,967 shares issued and outstanding at December 31, 2024	18,860
Additional paid-in capital	18,838,867
Cumulative distributions and net gain	(5,953,097)
Noncontrolling interests	25,634,873
Total stockholders' equity	38,539,503
Total liabilities and stockholders' equity	$82,467,986
Net asset value per share on 1,885,967 shares issued and outstanding at December 31, 2024(2)	$6.84

(1)	Unaudited consolidated balance sheet data as of December 31, 2024.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of December 31, 2024. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Company’s offering circular filed with the Securities and Exchange Commission (“SEC”), the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended December 31, 2024, and the four prior quarters thereof.

Date	NAV Per Share
December 31, 2023	$7.10
March 31, 2024	$7.14
June 30, 2024	$7.14
September 30, 2024	$7.14
December 31, 2024	$6.84

Discussion of NAV and Dividend Decrease

There are several factors that contributed to the lower NAV and dividend. Our focus continues to be the lease up of the two Laumeier buildings which were ~85% leased as of December 31, 2024. We have made good progress in the first quarter to backfill tenant spaces for existing tenants that are not renewing their lease, as well as executing and/or agreeing to terms on new leases that are commencing throughout 2025. These include:

Building	Status	Type	Tenant	Square Feet	Target Commencement
Laumeier II	Signed Lease	CCMSI Inc.	New Tenant	6,807	8/1/2025
Laumeier IV	Signed Lease	Symmetry Energy Solutions, LLC	New Tenant	3,271	4/15/2025
Laumeier IV	Agreed LOI	Segue Partners LLC	Expansion and Extension	5,592	6/1/2025
Laumeier IV	Agreed LOI	Vista Energy Holdings, LLC	New Tenant	2,919	9/1/2025
Laumeier IV	Agreed LOI	Nationwide Mutual Insurance Company	Downsize and Extension	2,485	9/1/2025

As part of any new lease, there are typically tenant improvements and leasing commissions that are borne by the landlord to induce the tenant to sign the lease contract. In addition, both of the parking lots at the Allied and MJ buildings in Carmel, IN are in need of repairs. These repairs are projected to be in excess of $900,000 based on a competitive bid process. We expect to use cash generated from operations to pay for these items which significantly reduces the cash available for distributions.

The reduction in NAV was largely driven by the following:

-	Decrease in market rent growth at the Allied and MJ properties to assume no inflation/growth for 2025.
-	Reduction of cash position to account for refunds due to tenants, tenant improvement and leasing commissions payable related to prior leasing activity.
-	Addition of capital expenditure assumptions based on the 2025 budgeting process which identified various long term projects including parking repairs, wet sealing, and various cosmetic enhancements.

Although we cannot guarantee future performance, our hope is that these short term investments will result in a healthier position for the REIT in the long term.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: March 10, 2025